File No. 333-220860

As filed with the SEC on December 1, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED PREMIER MUNICIPAL INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-220860) is to file Exhibit 12, conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as undertaken in the Registrant’s Form N-14 filing on October 6, 2017.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on October

16, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on

October 16, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

Exhibit 13.13 – Conformed copy of Amendment No. 2 to Broker-Dealer

Agreement between Deutsche Bank Trust Company Americas and Wells Fargo

Advisors, LLC.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to Article V of Registrant's Declaration of Trust. The Investment Management Agreement between the Registrant and Federated Investment Management Company (“Adviser”) provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Management Agreement on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy. The Purchase Agreement between the Registrant, the Adviser and the Underwriters named therein provides for indemnification of the Underwriters by the Registrant and the Adviser and of the Registrant and the Adviser and their officers and trustees for certain liabilities and also provides for contribution under certain circumstances. The Indemnification Agreement between the Registrant and the Adviser provides for indemnification of the Registrant and its officers and trustees for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Copy of Amended and Restated Declaration of Trust of the Registrant;	(1)
	1.2	Amendment No. 1 to Amended and Restated Declaration of Trust;	(3)
	1.3	Copy of Statement of Preferences (AMPS) of the Registrant;	(2)

(2)
	2.1	Copy of Amended and Restated By-Laws of the Registrant;	(1)
	2.2	Amendment Nos. 1-5 to Amended and Restated By-Laws;	(3)

(3)	Not applicable

(4)	Agreement and Plan of Reorganization and Termination is filed as Annex A to the Prospectus/Proxy Statement	(3)

(5)
	5.1	Form of Stock Certificate of the Registrant;	(1)
	5.2	Form of Preferred Shares (AMPS) certificate of the Registrant;	(2)

(6)	Conformed copy of Investment Management Agreement of the Registrant;	(1)

(7)	Conformed copy of Master Agreement Among Underwriters;	(1)

(8)	Not applicable

(9)	Conformed copy of Custody Agreement of the Registrant;	(3)

(10)	Not applicable

(11)	Conformed copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued;	(3)

(12)	Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement;	(1)
	13.2	Conformed copy of Indemnification Agreement (Common Shares) between the Registrant and the Adviser;	(2)
	13.3	Conformed copy of Indemnification Agreement (Preferred Shares) between the Registrant and the Adviser;	(3)
	13.4	Conformed copy of Transfer Agency Agreement of the Registrant;	(3)
	13.5	Conformed copy of Auction Agency Agreement;	(3)
	13.6	Form of DTC Letter of Representations	(2)
	13.7	Conformed copy of Broker/Dealer Agreement (MLPF&S);	(3)
	13.8	Conformed copy of Broker/Dealer Agreement (Oppenheimer);	(3)
	13.9	Form of Broker/Dealer Agreement (UBS);	(3)
	13.10	Conformed copy of Amended and Restated Agreement for Administrative Services;	(3)
	13.11	Conformed copy of Fund Accounting Agreement;	(3)
	13.12	Conformed copy of Services Agreement;	(3)
	13.13	Conformed copy Amendment No. 2 to Broker-Dealer Agreement between Deutsche Bank Trust Company Americas and Wells Fargo Advisors, LLC;	+

(14)	Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm;	(3)

(15)	Not Applicable

(16)
	16.1	Conformed copy of Unanimous Consent of Trustees;	(3)
	16.2	Conformed copy of Power of Attorney of the Registrant;	(3)

(17)
	17.1	Form of Ballot (Common Shares);	(3)
	17.2	Form of Ballot (Preferred Shares);	(3)

+	Exhibit is being filed electronically with registration statement

ALL EXHIBITS ARE INCORPORATED BY REFERENCE TO AN AMENDMENT TO THE REGISTRATION STATEMENT OF THE REGISTRANT FILED ON FORM N-2 (FILE NOS. 333-100605 and 811-21235), UNLESS OTHERWISE NOTED
1.	Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 filed December 17, 2002.
2.	Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 (Preferred Shares – 333-102033) filed February 12, 2003.
3.	Registration Statement on Form N-14 filed on October 6, 2017 (333-220860).

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 and consistent with staff legal bulletin 19 within a reasonable time after receipt of such opinion in connection with the closing of the proposed reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FEDERATED PREMIER MUNICIPAL INCOME FUND, has duly caused this Amendment to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 1st day of December, 2017.

FEDERATED PREMIER MUNICIPAL INCOME FUND
BY:/s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement on Form N-14 has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY:/s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	December 1, 2017
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
John B. Fisher*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Peter E. Madden*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney